Exhibit 99.1

Relief Therapeutics Completes Clinical Phase in RLF-OD032 Proof-of-Concept Study; Topline Results Expected in October 2024

GENEVA (SEPT. 18, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced that it has completed dosing in its proof-of-concept clinical study of RLF-OD032 for the treatment of phenylketonuria (PKU), a rare inherited disorder affecting phenylalanine metabolism.

The primary objectives of the study include the comparison of RLF-OD032 to a currently marketed sapropterin dihydrochloride product, with a focus on bioavailability under fed and fasting conditions. The Company expects topline results in October 2024. These results will inform further development of RLF-OD032 toward a pivotal trial and potential regulatory submission under the 505(b)(2) NDA pathway in the United States.

RLF-OD032, an innovative and highly concentrated liquid formulation of sapropterin dihydrochloride, is designed to lower blood phenylalanine in adult and pediatric PKU patients. It offers a more patient-friendly solution by significantly reducing the volume of medication required compared to current formulations. This advancement aims to enhance compliance, particularly among pediatric patients, who often struggle with the high volumes associated with existing sapropterin treatments. If approved, RLF-OD032 would be the first and only portable, ready-to-use liquid formulation of sapropterin dihydrochloride.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief's portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

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DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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